

September 13, 2010

Via U.S. Mail and facsimile to (832) 636-6001

Donald R. Sinclair
President and Chief Executive Officer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380

> **Re:** **Western Gas Partners, LP**
> **Form 10-K for the Fiscal year Ended December 31, 2009**
> **Filed March 11, 2010**
> **File No. 001-34046**

Dear Mr. Sinclair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 53

1. We note your environmental risk factors and your disclosure that you are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Please describe in this section any proceedings required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.

Item 9A. Disclosure Controls and Procedures, page 88

2. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports you file or submit under the Exchange Act "…is accumulated and communicated to the issuer's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Item 10. Directors, Executive Officers and Corporate Governance, page 89

Management of Western Gas Partners, LP, page 89

3. We note your disclosure that the executive officers of your general partner allocate their time between managing your business and affairs and the business and affairs of Anadarko, and that the officers generally do not devote all of their time to your business, although you expect the amount of time that they devote may increase or decrease in future periods as your business continues to develop. Please disclose how much time each of the named executive officers devoted to your business during the 2009 fiscal year. We may have further comments after we review your response.

<u>Item 15. Exhibits, page 132</u>

4. It appears that the schedules to Exhibit 10.10, the credit agreement dated March 4, 2008, have not been filed on EDGAR. Please refile this complete exhibit, including all schedules, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director